Exhibit 20

KAISER GROUP HOLDINGS, INC.

12303 Airport Way, Suite 125

Broomfield, Colorado  80021

FOR IMMEDIATE RELEASE

KAISER GROUP HOLDINGS ANNOUNCES

ELECTION OF NEW CHIEF EXECUTIVE OFFICER AND DIRECTORS

Broomfield, CO - September 10, 2004 - Kaiser Group Holdings, Inc. (OTCBB:  KGHI) announced the election of Douglas W. McMinn as President and Chief Executive Officer and as a director, effective September 9, 2004, filling the vacancy created by the resignation of John T. Grigsby, Jr.  Mr. McMinn has been a senior officer of the Company and its predecessors for more than 15 years.

The Company also announced the election of Mark S. Tennenbaum as a member of its Board of Directors effective September 13, 2004.  Mr. Tennenbaum is a private investor. Mr. Tennenbaum was chief financial officer and co-founder of FrontBridge Technologies, Inc.  Prior to FrontBridge Technologies, Inc., Mr. Tennenbaum served as chief financial officer of SoftAware Networks, Inc.